Exhibit (a)(1)(C)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell 6.00% Serial Preferred Stock or 7.00% Serial Preferred Stock of PacifiCorp. The Offers (as defined below) are made solely by the Offer to Purchase, dated December 17, 2024, and any amendments or supplements thereto. The Offers are not being made to, nor will tenders be accepted from or on behalf of, holders of PacifiCorp’s 6.00% Serial Preferred Stock or 7.00% Serial Preferred Stock in any jurisdiction in which the making or acceptance of offers to sell such shares of preferred stock would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer, the Offers shall be deemed to be made on behalf of PPW Holdings LLC by the Dealer Manager (as defined below) or one or more registered brokers or dealers registered under that jurisdiction’s laws.

Notice of Offer to Purchase for Cash
by

PPW Holdings LLC

of
Any and all outstanding 6.00% Serial Preferred Stock and
7.00% Serial Preferred Stock
of

PacifiCorp

at a Purchase Price of

$155.00 per share of 6.00% Serial Preferred Stock
and
$180.00 per share of 7.00% Serial Preferred Stock

PPW Holdings LLC, a Delaware limited liability company (the “Offeror”) and an affiliate and sole holder of the common stock of PacifiCorp, an Oregon corporation (the “Company”), is offering (the “Offers”) to purchase any and all of the Company’s outstanding shares of (i) 6.00% Serial Preferred Stock (the “6.00% Preferred Stock”) and (ii) 7.00% Serial Preferred Stock (the “7.00% Preferred Stock” and, together with the 6.00% Preferred Stock, the “Preferred Stock”) for cash, at a purchase price of $155.00 per share of 6.00% Preferred Stock and $180.00 per share of 7.00% Preferred Stock, plus in each case Accrued Dividends (as defined below) (the “Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). “Accrued Dividends” means accrued and unpaid dividends from the most recent dividend payment date with respect to such shares of Preferred Stock up to, but not including the date on which payment is made for all validly tendered shares of Preferred Stock that are accepted for purchase pursuant to an Offer (the “Settlement Date”).

THE OFFERS AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 24, 2025, UNLESS THE OFFEROR EXTENDS OR EARLIER TERMINATES THE APPLICABLE OFFER (SUCH TIME AND DATE WITH RESPECT TO EACH OFFER, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION DATE”).

The purpose of the Offers is to retire perpetual high-cost illiquid financing instruments and eliminate the administrative burden and cost of compliance with certain public reporting obligations. The Offers are not conditioned on any minimum amount of shares of Preferred Stock being tendered. The Offers are, however, subject to other conditions that must be satisfied or waived by the Offeror on or prior to the Expiration Date. The conditions to the Offers are described in Section 6 of the Offer to Purchase.

The Boards of Directors of each of the Offeror and the Company have approved the making of the Offers. However, none of the Offeror, the Company, their respective Board of Directors, the Dealer Manager (as defined below), the Depositary (as defined below), or the Information Agent (as defined below) makes any recommendation as to whether holders of shares of Preferred Stock (each, a “Holder” and collectively, the “Holders”) should tender or refrain from tendering their shares of Preferred Stock, or as to the number of shares of Preferred Stock to tender in the applicable Offer. The Offeror has not authorized any person to make any such recommendation. Holders must make their own decision as to whether to tender their shares of Preferred Stock and, if so, the number of shares of Preferred Stock to tender.

Holders and other beneficial owners of shares of Preferred Stock should read carefully the information set forth or incorporated by reference in the Offer to Purchase, including the purpose and effects of the Offers, and in the Letter of Transmittal.

Any Holder desiring to tender, and any beneficial owner of shares of Preferred Stock desiring that the Holder tender, all or any portion of such Holder’s shares of Preferred Stock must follow the instructions and procedures described in Section 3 of the Offer to Purchase. No tenders will be valid if submitted after the Expiration Date.

If you desire to tender your shares of Preferred Stock pursuant to the Offers, you should either (i) complete and sign the Letter of Transmittal in accordance with the instructions set forth therein and mail or deliver such manually signed Letter of Transmittal, together with the certificates evidencing such shares of Preferred Stock (or confirmation of the transfer of such shares of Preferred Stock into the account of the Depositary with The Depository Trust Company (“DTC”) pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase) and any other documents required by the Letter of Transmittal to the Depositary, or electronically transmit your acceptance through ATOP (as defined herein) in the case of book-entry transfer, or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. Beneficial owners whose shares of Preferred Stock are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender shares of Preferred Stock with respect to shares of Preferred Stock so registered.

DTC has authorized participants that hold shares of Preferred Stock on behalf of beneficial owners of shares of Preferred Stock through DTC to tender their shares of Preferred Stock as if they were holders of shares of Preferred Stock. To effect a tender, DTC participants should transmit their acceptance to DTC through the DTC Automated Tender Offer Program (“ATOP”), for which the transactions will be eligible, and follow the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase. If you are a beneficial owner of shares of Preferred Stock that are held of record by a broker, dealer, commercial bank, trust company or other nominee, you must promptly instruct such holder of shares of Preferred Stock to tender the shares of Preferred Stock on your behalf.

Upon the terms and subject to the conditions of the Offers, the Offeror will purchase any and all shares of Preferred Stock that are validly tendered and not validly withdrawn prior to the Expiration Date at the applicable Purchase Price. The Offeror will announce the preliminary results of the Offers on the business day following the Expiration Date.

For purposes of the Offers, the Offeror will be deemed to have purchased shares of Preferred Stock that are validly tendered and not withdrawn under the applicable Offer following the last to occur of (i) acceptance of the shares of Preferred Stock for payment and (ii) deposit of the aggregate purchase price for the shares of Preferred Stock. In all cases, payment for shares of Preferred Stock tendered and accepted for payment in the Offers will be made promptly, but only after timely receipt by Computershare Trust Company, N.A. (the “Depositary”) of the required confirmation prior to the Expiration Date. All of the shares of Preferred Stock purchased by the Offeror in the Offers will be held by the Offeror and not resold or traded.

The Depositary will return unpurchased shares of Preferred Stock promptly after the expiration of the Offers or the valid withdrawal of the shares of Preferred Stock, as applicable, by crediting the shares of Preferred Stock to the appropriate account maintained by the tendering Holder at DTC, without expense to the Holder, or, for shares of Preferred Stock held in certificated form, will promptly return the certificates of shares of Preferred Stock to the respective Holder thereof.

The Offeror expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 of the Offer to Purchase shall have occurred or shall be deemed by the Offeror to have occurred, to extend the period of time during which the Offers are open and thereby delay acceptance for payment of, and payment for, any shares of Preferred Stock by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. The Offeror also expressly reserves the right, in its sole discretion, to terminate the Offers and not accept for payment or pay for any shares of Preferred Stock not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares of Preferred Stock upon the occurrence, in the Offeror’s reasonable determination, of any of the conditions specified in Section 6 of the Offer to Purchase prior to the Expiration Date by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement.

The Offeror’s reservation of the right to delay payment for shares of Preferred Stock that the Offeror has accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1(c) promulgated under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), which require that the Offeror pay the consideration offered or return the shares of Preferred Stock tendered promptly after termination or withdrawal of the Offers. Subject to compliance with applicable law, the Offeror further reserves the right, regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by the Offeror to have occurred, to amend the Offers in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offers to holders of shares of Preferred Stock. Amendments to the Offers may be made at any time and from time to time effected by public announcement, the announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made under the Offers will be disseminated promptly to holders of shares of Preferred Stock in a manner reasonably designed to inform holders of shares of Preferred Stock of the change. Without limiting the manner in which the Offeror may choose to make a public announcement, except as required by applicable law, the Offeror shall have no obligation to publish, advertise or otherwise communicate any public announcement other than by making a press release.

If the Offeror materially changes the terms of either of the Offers or the information concerning the Offers, the Offeror will extend the applicable Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3), 13e-4(f)(1) and 14e-1(b) under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which the Offers must remain open following material changes in the terms of the Offers or information concerning the Offers (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If:

•     the Offeror (i) increases or decreases the price to be paid for the shares of Preferred Stock or the Retail Processing Fee (as defined in the Offer to Purchase) for the shares of Preferred Stock or (ii) decreases the number of shares of Preferred Stock being sought in the Offers, and

•     the Offers are scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that the notice of an increase or decrease is first published, sent or given to security holders, the Offers will be extended until the expiration of such ten-business day period.

Holders may withdraw any shares of Preferred Stock they have tendered under the Offers at any time prior to the Expiration Date. After the Expiration Date, tenders will be irrevocable except that shares of Preferred Stock not yet accepted for purchase may be withdrawn at any time after 5:00 P.M., New York City time, on February 14, 2025. For a withdrawal of shares of Preferred Stock to be valid, the Depositary must timely receive a properly transmitted “Request Message” through ATOP prior to the Expiration Date. Any such notice of withdrawal must specify the name of the tendering holder of the shares of Preferred Stock, the number of shares of Preferred Stock that the holder wishes to withdraw and the name of the registered holder of the shares of Preferred Stock. Any notice of withdrawal must also specify the name and the number of the account at DTC to be credited with the withdrawn shares of Preferred Stock and must otherwise comply with DTC’s procedures.

Withdrawals of tenders of shares of Preferred Stock may not be rescinded, and any shares of Preferred Stock withdrawn will thereafter be deemed not validly tendered for purposes of the Offers. Withdrawn shares of Preferred Stock may be retendered at any time prior to the Expiration Date by again following one of the procedures described in Section 3 of the Offer to Purchase.

The Offeror will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties, subject to an Offer participant’s right to dispute such determination in a court of competent jurisdiction. The Offeror also reserves the absolute right to waive any defect or irregularity in the withdrawal of shares of Preferred Stock by any Holder, whether or not the Offeror waives similar defects or irregularities in the case of any other Holder. None of the Offeror, the Depositary, Georgeson LLC, which is serving as the information agent for the Offers (the “Information Agent”), or Citigroup Global Markets Inc., which is serving as dealer manager for the Offers (the “Dealer Manager”), will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

Holders that validly tender and do not validly withdraw shares of Preferred Stock in the Offers that are accepted for purchase will lose their rights as a Holder. In addition, to the extent that shares of Preferred Stock are tendered and accepted for payment pursuant to the Offers, the ability of Holders to transfer shares of Preferred Stock that remain outstanding is likely to be more limited and the price for such shares of Preferred Stock may be adversely affected.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

A tender of shares of Preferred Stock for the Purchase Price pursuant to the Offers will generally be a taxable transaction for U.S. federal income tax purposes for U.S. Holders (as defined in the Offer to Purchase). A U.S. Holder who tendered shares of Preferred Stock that are accepted for purchase pursuant to an Offer will generally recognize gain or loss equal to the difference between (1) the amount of cash received on the sale, and (2) such U.S. Holder’s adjusted tax basis in the tendered shares of Preferred Stock. A U.S. Holder’s adjusted tax basis generally will equal the amount paid to acquire the shares of Preferred Stock tendered in the Offer, less any prior distributions treated as a return of capital. Gain or loss recognized by a U.S. Holder in respect of the sale generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the shares of Preferred Stock for more than one year at the time of the sale. Long-term capital gains of certain noncorporate U.S. Holders generally are entitled to reduced rates of taxation. The deductibility of capital losses is subject to limitations. For U.S. Holders that acquired shares of Preferred Stock at different times or different purchase prices, gain or loss will be determined separately for each block of shares (that is, shares acquired at the same cost in a single transaction) tendered pursuant to the Offers.

A summary of certain U.S. federal income tax consequences relating to the Offers to tendering U.S. Holders and Non-U.S. Holders (as defined in the Offer to Purchase) is contained in the Offer to Purchase. Holders of the shares of Preferred Stock should consult their own tax advisors to determine the particular tax consequences to them of participating in the Offers, including the applicability and effect of any state, local or non-U.S. tax laws.

Payments made to holders of Preferred Stock pursuant to the Offers may be subject to U.S. information reporting and may also be subject to U.S. federal backup withholding if the recipient of the payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting and certification requirements. Any amount withheld under the backup withholding rules may be allowable as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is timely furnished to the IRS. Generally, each U.S. Holder should complete and sign an IRS Form W-9 so as to provide the information and certification necessary to avoid backup withholding unless the U.S. Holder otherwise establishes to the satisfaction of the relevant payor that such U.S. Holder is not subject to backup withholding. Certain holders of the shares of Preferred Stock (including, among others, C corporations) are not subject to these backup withholding and reporting requirements. Exempt U.S. Holders should indicate their exempt status on an IRS Form W-9. In order for a Non-U.S. Holder (as defined in the Offer to Purchase) to qualify as an exempt recipient, such holder of the shares of Preferred Stock generally must submit an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable IRS Form W-8, signed under penalties of perjury, attesting to that Non-U.S. Holder’s non-U.S. status. Holders of the shares of Preferred Stock can obtain other applicable forms from www.irs.gov.

The Offer to Purchase contains important information that Holders should read carefully before they make any decision with respect to the Offers.

Please direct any questions or requests for assistance to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase (which will be promptly furnished to Holders at the Company’s expense) to the Information Agent at the telephone number and address set forth below. Holders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offers.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Shareholders, Banks and Brokers
Call Toll-Free: (866) 308-4150
Email: PacifiCorp@georgeson.com

The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.
388 Greenwich Street, Trading 4th Floor
New York, New York 10013
Attn: Liability Management Group

Toll-Free: (800) 588-3745
Collect: (212) 723-6106
Email: ny.liabilitymanagement@citi.com

December 17, 2024